(d)(11)(ii)

May 15, 2023

Brendan D. Gundersen

Van Eck Securities Corporation

666 Third Avenue

New York, NY 10017

Dear Mr. Gundersen:

This letter is to inform you that on May 11, 2023, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) approved the termination of the Sub-Advisory Agreement, dated August 24, 2015, between Voya Investments, LLC (“VIL”) and Van Eck Associates Corporation (“VEAC”) (the “Agreement”).

Pursuant to Section 17 of the Agreement, it may be terminated with respect to Voya Multi-Manager Emerging Markets Equity Fund, a series of VMF (the “Fund”) at any time, without penalty, by the Board upon 60 days’ written notice to VIL and VEAC.  Therefore, the Agreement will terminate in accordance with Section 17 of the Agreement, effective at the close of business on July 14, 2023.  In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Respectfully,

/s/ Todd Modic

Todd Modic

Senior Vice President

Voya Mutual Funds